Q2 2006 REPORT

FOR THE TWO MONTH PERIOD ENDED JUNE 30, 2006

 (FORMERLY SAN TELMO ENERGY LTD.)

PRESIDENT’S MESSAGE

The attached Q2 2006 Report is a two month period report ending June 30, 2006 for Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”). This is a result of the Corporation’s adoption of a calendar year-end reporting cycle and does not provide complete comparisons to prior year’s quarters.  The Corporation’s reported sales production is down significantly from the three month period in 2005. Primary reasons are the third-party curtailments at McLeod that have been impacting the Corporation since February of this year, flush production in the 2005 period from both the Gordondale 14-22 and Teepee Creek 04-10 Charlie Lake well and the temporary shut-in of Gordondale to permit the twinning of the well for production from an uphole zone. Although our reported sales for the period is 291 boe/d, our sales capacity remains close to 400 boe/d.  This production shortfall has created poor comparatives across the board. I do not believe that these numbers reflect the health or direction of Rolling Thunder and I am confident that our post-amalgamation activities have built a strong organization with a truly bright future.

The second quarter marked a return to drilling for Rolling Thunder. As reported in our year-end news release, we have significantly extended our light oil discovery at Teepee Creek. We have tested significant volumes from two separate zones in our recent wells, have built a sizeable land base (we own or have access to 18 sections of land) and have recently finished a 164 square kilometre 3D seismic survey.  Our current inventory of development and step-out wells in Teepee Creek is in excess of eight locations. We are also currently drilling an exploration location at 06-18-74-4W6 at Teepee North.  In Gordondale, we have successfully completed the Cadomin at 16-22, flowing 1 mmcf/d with about 200 bbl/d of water. A water handling facility is being designed and we anticipate first production prior to year-end.  At McLeod, we are preparing to drill an offset to our prolific 06-18 well and are attempting to secure alternate and preferable transportation and processing arrangements to end the curtailment problems.  At Ensign, we are in consultation with the EUB regarding how Rolling Thunder’s half section spacing unit application fits into the EUB’s recent two well per section holding regulations.  We are optimistic regarding the EUB outcome.

As reported in our April 30, 2006 Annual Report, we currently have an inventory in excess of 20 low risk exploitation and development opportunities on our core properties. Tie-in’s at Teepee Creek are proceeding and we anticipate an active and successful fall.

On behalf of Management and the Board,

(signed) Peter Bolton

Peter Bolton

President and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations of Rolling Thunder Exploration Ltd. (formerly San Telmo Energy Ltd.) is dated August 17, 2006. This MD&A is a review of the results of operations and the liquidity and capital resources of the Corporation for the two month period ended June 30, 2006 compared to the three months ended July 31, 2005. It should be read in conjunction with the accompanying unaudited interim consolidated financial statements of the Corporation for the two months ended June 30, 2006 and the notes thereto and the Corporation’s audited annual consolidated financial statements and related MD&A contained in its April 30, 2006 Annual Report.

Certain information regarding Rolling Thunder including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involves assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources.  The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect.  Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material.  Readers are also cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect Rolling Thunder’s operations or financial results are included in Rolling Thunder's reports on file with Canadian securities regulatory authorities.  In particular, see the Risk Factors and Industry Conditions sections of Rolling Thunder's Annual Information Form.  Consequently, there is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information.  Furthermore, the forward-looking statements contained in this interim report are made as of the date of this interim report, and Rolling Thunder does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained herein are expressly qualified by this cautionary statement.

All amounts are expressed in Canadian dollars unless otherwise stated. Petroleum and natural gas volumes are converted to an equivalent measurement basis referred to as a “barrel of oil equivalent” (“boe”) using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (“6:1”).  Readers are cautioned that boe figures may be misleading, particularly if used in isolation.  The 6:1 conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  This MD&A provides certain financial measures that do not have a standardized meaning prescribed by Canadian GAAP.  These non-GAAP financial measures may not be comparable to similar measures presented by other issuers.

The accompanying unaudited interim consolidated financial statements of the Corporation for the two month period ended June 30, 2006 and notes thereto have been prepared by management and have not been reviewed or audited by Rolling Thunder’s external auditors.  Rolling Thunder’s Audit Committee and Board of Directors have reviewed and approved the June 30, 2006 unaudited interim consolidated financial statements and related MD&A.

The continuous disclosure materials of the Corporation, including its annual MD&A and audited consolidated financial statements, Annual Information Form (“AIF”), Management Information Circular and Proxy Statement, material change reports and press releases issued by the Corporation are available through the SEDAR system at www.sedar.com.

CHANGE IN FISCAL YEAR-END

In May 2006, the Corporation filed the regulatory forms to change Rolling Thunder’s fiscal year-end from April 30 to December 31.  As a result of this change, the Corporation has presented financial information for the two months ended June 30, 2006 with the three months ended July 31, 2005 as the comparative period.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed by the Corporation is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding required disclosure.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Corporation’s disclosure controls and procedures as of June 30, 2006 and have concluded that they are adequate and effective to provide reasonable assurance that material information related to the Corporation is made known to them by others within the Corporation.

SELECTED FINANCIAL INFORMATION

(in Canadian $)	Two months ended June 30, 2006	Three months ended July 31, 2005
Petroleum and natural gas revenues	807,398	2,337,738
Royalties	(123,014)	(550,490)
Other revenues	49,349	-
Revenues, net of royalties	733,733	1,787,248
Net income (loss)	(708,169)	68,348
Working capital surplus (deficiency)	2,223,326	(2,420,938)
Capital expenditures	4,622,940	1,010,753
Total assets	24,168,740	10,569,999
Long-term liabilities	907,987	176,086
Funds from operations (1)	282,504	1,003,060

($ per share)
Net income (loss)
Basic (2)	(0.02)	0.00
Diluted (2)	(0.02)	0.00
Funds from operations (1)
Basic (2)	(0.01)	0.05
Diluted (2)	(0.01)	0.04
Shares outstanding
Common shares	-	44,768,502
Class A common shares	34,143,071	-
Class B common shares	810,000	-
Weighted average number of shares outstanding for the period
Basic (2)	37,667,173	22,384,251
Diluted (2)	37,667,173	22,586,481

(1) Funds from operations is a non-GAAP measure and is calculated by adding/subtracting operating change in working capital. Funds from operations reports the Corporation’s ability to generate cash from operations after interest and taxes and excludes the impact of changes in the Corporation’s non-cash working capital related to operating activities.  For a reconciliation of funds from operations to cash provided by operating activities, see “Funds from Operations” section of this MD&A.

(2) The previously reported basic and diluted weighted average number of shares outstanding for the three months ended July 31, 2005 were 44,768,502 and 45,172,962, respectively.  2005 per share amounts and weighted average number of shares have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares, upon amalgamation of Rolling Thunder Exploration Ltd. and San Telmo Energy Ltd.

CONSOLIDATED OPERATING RESULTS

	Two months ended June 30, 2006	Three months ended July 31, 2005
Daily sales volumes
Natural gas (mcf/d)	1,346	2,361
Oil and NGLs (bbls/d)	67	116
Barrels of oil equivalent (boe/d)	291	510

Average prices received
Natural gas ($/mcf)	6.27	7.89
Oil and NGLs ($/bbl)	71.82	58.35
Barrels of oil equivalent ($/boe)	45.46	49.83

Operating netback ($/boe)
Petroleum and natural gas revenues	45.46	49.83
Royalties	6.93	11.73
Operating expenses	9.61	6.66
Transportation expenses	2.75	2.51
Operating netback	26.17	28.93

Wells drilled
Gross (net) drilled	4.0 (3.3)	2.0 (2.0)
Gross (net) successful	4.0 (3.3)	2.0 (2.0)
Gross (net) drilled and abandoned	0.0 (0.0)	0.0 (0.0)
Success rate	100% (100%)

RESULTS OF OPERATIONS

Sales Volumes

	Two months ended June 30, 2006	Three months ended July 31, 2005	Change
Daily sales volumes – average
Natural gas (mcf/d)	1,346	2,361	(43%)
Oil and NGLs (bbls/d)	67	116	(42%)
Total (boe/d)	291	510	(43%)

Sales volumes mix by product
Natural Gas	77%	77%
Oil and NGLs	23%	23%
Total	100%	100%

Rolling Thunder’s average sales volume rate for the two months ended June 30, 2006 decreased 43 percent to 291 boe/d compared to 510 boe/d for the three months ended July 31, 2005.  The decrease was primarily the result of curtailments at McLeod (approximately 100 boe/d) during the quarter and flush production related to Gordondale 14-22 reflected in the three months ended July 31, 2005.  In addition, the Corporation experienced reduced production at Teepee Creek as a result of natural production decline at Teepee Creek 06-03 and the Teepee Creek 04-10 well being shut-in since January 2006.  At the end of June 2006, the Corporation began drilling the Gordondale 102/14-22 well and as a result, the Gordondale 14-22 well was shut-in during the period of drilling.  Despite the decreased sales volumes rates, current sales capacity remains close to 400 boe/d if the curtailment and other operational issues are resolved.  Rolling Thunder anticipates increased sales volumes for the remainder of the fiscal year as a result of new wells drilled at Teepee Creek at the end of the second quarter.  The Corporation is also attempting to resolve the third-party curtailment issues at McLeod by establishing alternate transportation and processing arrangements.

Revenues and Commodity Prices

	Two months ended June 30, 2006	Three months ended July 31, 2005
Revenues
Natural Gas	$ 514,859	$ 1,713,248
Oil and NGLs	292,539	624,490
	807,398	2,337,738
Other	49,349	-
Total	$ 856,747	$ 2,337,738

	Two months ended June 30, 2006	Three months ended July 31, 2005	Change
Average prices received
Natural gas (per mcf)	$ 6.27	$ 7.89	(21%)
Oil and NGLs (per bbl)	71.82	58.35	23%
Total (per boe)	$ 45.46	$ 49.83	(9%)

Petroleum and natural gas revenues for the two months ended June 30, 2006 decreased to $807,398 compared to $2,337,738 for the three months ended July 31, 2005.  The decrease was attributable to decreased sales volumes, as discussed previously, and decreased natural gas prices realized during the two months ended June 30, 2006.  For the two month period ended June 30, 2006, the Corporation received average prices of $6.27 per mcf for natural gas and $71.82 per bbl for oil and NGLs compared to $7.89 per mcf for natural gas and $58.35 for oil and NGLs during the three month period ended July 31, 2005.  Rolling Thunder realized a weighted average sales price of $45.46 per boe for the quarter in 2006 compared to $49.83 per boe for the quarter ended July 31, 2005, a 9 percent decrease.  All of the Corporation’s production was sold on the spot market.  During the two months ended June 30, 2006 and three months ended July 31, 2005, the Corporation did not engage in any hedging activities.  As of the date of this MD&A, the Corporation did not have any production hedged under commodity contracts.

Rolling Thunder recognized other revenues of $49,349 for the two months ended June 30, 2006, primarily related to marketing fees charged to working interest partners and interest earned on short-term investments.

Royalties

	Two months ended June 30, 2006	Three months ended July 31, 2005
Crown royalties, net of ARTC	$ 37,669	$ 273,334
Overriding and freehold royalties	85,345	277,156
Total	$ 123,014	$ 550,490
As a percentage of oil and natural gas revenue	15%	24%
Royalties per boe	$ 6.93	$ 11.73

Royalties include crown, overriding and freehold royalties, offset by Alberta Royalty Tax Credits (“ARTC”) of $9,918 for the two months ended June 30, 2006 and $89,218 for the three months ended July 31, 2005.  Total royalties for the two month period ended June 30, 2006 decreased to $123,014 from $550,490 in 2005, as a result of the shorter period, as well as decreased sales volumes and natural gas prices on which these royalties are calculated.  In addition, during the two months ended June 30, 2006 the Corporation recognized a custom processing credit of $144,543 as a reduction to crown royalties.  Rolling Thunder recognizes custom processing credits from the government of Alberta in the period the credit is received and as a result, the entire credit was applied against royalty expense for the quarter.  The credit is calculated on the prior fiscal year’s costs but is applied to the 2006 fiscal year.  The custom processing credit represents an 18 percent decrease in total royalties as a percentage of oil and natural gas revenues and a $8.14 decrease in total royalties on a per boe basis.

Operating Expenses

	Two months ended June 30, 2006	Three months ended July 31, 2005
Operating expenses	$ 170,647	$ 312,326
Operating expenses per boe	$ 9.61	$ 6.66

Operating expenses decreased to $170,647 for the two months ended June 30, 2006 from $312,326 for the three months ended July 31, 2005, primarily as a result of the shorter reporting period and cost reductions realized from the shut-in Teepee Creek 04-10 well and the curtailed McLeod 06-18 well.  This decrease was partially offset by higher processing fees at Gordondale and higher property taxes at both Gordondale and Teepee Creek.  The Corporation does not annualize property taxes over the year and the property taxes were paid during the two months ended June 30, 2006 to take advantage of the early payment discounts offered.

On a per boe basis, operating expenses increased to $9.61 for the second quarter of 2006 compared to $6.66 for the comparative quarter in 2005.  The per boe increase was primarily the result of decreased sales volumes exceeding decreased operating costs.  The Corporation paid approximately $11,000 at Gordondale and $10,000 at Teepee Creek related to property taxes during the quarter compared to approximately $1,000 and $300, respectively in 2005. which accounted for $1.11 of the per boe increase compared to prior year.

The Corporation anticipates that production will increase significantly over the remainder of the fiscal year due to the alleviation of current production and operational constraints related to third parties, as well as additional wells coming onto production at Teepee Creek.  With the anticipated production increase, the Corporation expects to realize decreased per boe operating costs due to fixed operating costs being absorbed by the increased production.  In addition, the Corporation anticipates reduced per boe operating expenses in future periods resulting from the construction and operation of its own facilities at Teepee Creek.

Transportation Expenses

	Two months ended June 30, 2006	Three months ended July 31, 2005
Transportation expenses	$ 48,928	$ 117,683
Transportation expenses per boe	$ 2.75	$ 2.51

Transportation expenses for the two months ended June 30, 2006 decreased to $48,928 compared to $117,683 for the comparative period in 2005.  The decrease was due to lower volumes being transported during the two months ended June 30, 2006.  Transportation expenses per boe increased to $2.75 in 2006 compared to $2.51 in 2005.  The per boe increase was the result of decreased sales volumes exceeding decreased transportation costs.

Operating Netback Information

(per boe)	Two months ended June 30, 2006	Three months ended July 31, 2005	Change
Revenue	$ 45.46	$ 49.83	(9%)
Royalties	6.93	11.73	(41%)
Operating expenses	9.61	6.66	44%
Transportation expenses	2.75	2.51	10%
Operating netback	$ 26.17	$ 28.93	(10%)

Rolling Thunder’s operating netback decreased 10 percent to $26.17 per boe for the two months ended June 30, 2006 from $28.93 per boe for the comparative period in 2005.  The decrease is primarily the result of lower sales volumes and natural gas prices realized during the period and higher operating costs per boe, partially offset by reduced royalty expenses per boe.

General and Administrative Expenses (“G&A”)

	Two months ended June 30, 2006	Three months ended July 31, 2005
Gross G&A expenses	$ 258,577	$ 329,912
Overhead recovery	(52,236)	(3,858)
Net G&A expenses	$ 206,341	$ 326,054
G&A expenses per boe	$ 11.62	$ 6.95

G&A expenses were $206,341 for the two months ended June 30, 2006 compared to $326,054  for the three months ended July 31, 2005.  The decrease in G&A expenses was primarily due to the shorter reporting period in 2006.  The significant components of G&A expenses for the two months ended June 30, 2006 were salary expenses of $85,000, insurance of $28,500 and professional geological expenses of $17,000.  For the three months ended July 31, 2005, the significant components of G&A expenses were business promotion and investor relations expenses of $72,400, professional consulting fees of $48,000, office expenses of $42,490, management fees of $32,490 and salary expenses of $36,425.

On a per boes basis, G&A expenses were $11.62 for the two months ended June 30, 2006 compared to $6.95 for the three months ended July 31, 2005.  The increase was primarily due to decreased sales volumes during the period.  G&A expenses typically do not fluctuate as a result of sales volume levels and hence the Corporation anticipates that the expected increase in sales volumes in future periods will reduce the per boe G&A expenses significantly.

Interest Expense

Rolling Thunder incurred interest expense of $25,313 for the two months ended June 30, 2006 compared to $28,125 recorded in the three months ended July 31, 2005.  The Corporation accrued interest expense of $20,081 for the two months ended June 30, 2006 related to flow-through share requirements discussed further in the “Income and Other Taxes” section of this MD&A.  Prior year interest expense resulted primarily from interest incurred on an outstanding loan balance.

Stock-based Compensation

The Corporation has a stock-based compensation plan granting directors, officers, employees of, and consultants to, Rolling Thunder options to purchase Class A common shares of the Corporation.  The Corporation recorded stock-based compensation expense of $600,200 for the quarter ended June 30, 2006 compared to $427,250 for the comparative quarter of 2005.  The increase is primarily due to higher stock-based compensation expense being recognized in the 2006 period as a result of the issuance of options to directors, officers, employees of, and consultants to, Rolling Thunder on May 1, 2006 to acquire 1,095,000 Class A common shares of the Corporation.

Depletion, Depreciation and Accretion (“DD&A”)

	Two months ended June 30, 2006	Three months ended July 31, 2005
Depletion	$ 439,615	$ 501,603
Depreciation	3,151	2,435
Accretion	3,858	3,424
Total	$ 446,624	$ 507,462
Per boe	$ 25.14	$ 10.82

Depletion and depreciation are calculated based upon depletable capital expenditures, production rates and petroleum and natural gas reserves.  Rolling Thunder records asset retirement obligations based on the present value of estimated remediation, reclamation and restoration costs associated with its facilities, including well sites and pipelines.  The liability is increased each reporting period due to the passage of time through the recording of accretion expense.

Rolling Thunder recorded DD&A expense of $446,624 ($25.14 per boe) for the two months ended June 30, 2006 compared to $507,462 ($10.82 per boe) in the three months ended July 31, 2005. The DD&A expense decreased to $446,624 in the quarter compared to $507,462 in the comparative period of 2005, primarily due to lower production in the second quarter of 2006.  This was partially offset by additional capitalized costs included in the determination of depletable capital costs which resulted from increased drilling activity during the two months ended June 30, 2006 compared to the three months ended July 31, 2005.  At the date of the financial statements, the Corporation was unable to estimate proved reserve additions related to successful drilling activities during the quarter.  As a result, the calculation of depletion included capital expenditures of $4,621,503 in depletable costs without the assignment of additional proved reserves related to these drilling activities.

The Corporation produced 17,762 boe of petroleum and natural gas, a decrease of 62 percent compared to production of 46,911 boe in the comparative quarter of 2005. The Corporation excluded from its depletion and depreciation calculation costs associated with undeveloped land and seismic of $3,544,771 (July 31, 2005 - $1,002,597), as well as an estimated salvage value of $300,000 (July 31, 2005 - $230,000) and included future development costs associated with proved undeveloped reserves of $7,981,700 (July 31, 2005 - $1,975,400).

Income and Other taxes

In March 2006, the Corporation renounced $9,000,000 of flow-through obligations with an effective date of December 31, 2005 as a result of the flow-through obligations associated with the Class A and Class B flow-through shares issued on the initial public offering of Rolling Thunder Exploration Ltd. in June 2005.  The Corporation recognized a future income tax liability in the amount of $3,025,800 in relation to the renunciation of these flow-through expenses.  The Corporation pays interest to Canada Revenue Agency on flow-through funds renounced in 2005 that remain unexpended at the end of each month in 2006.    To June 30, 2006, the Corporation incurred $7,979,162 of eligible expenditures and recognized interest expense related to the unexpended qualifying expenditures of $20,081.

In March 2006, the Corporation completed a private placement of 1,497,000 Class A common shares at $1.67 per share; 1,098,951

 Class A common shares issued on a flow-through basis eligible for the renunciation of Canadian Development Expenses (“CDE”) at a price of $1.82 per share and 2,381,000 Class A common shares issued on a flow-through basis eligible for the renunciation of Canadian Exploration Expenses (“CEE”) at a price of $2.10 per share for total gross proceeds of $9,500,181.  The Corporation has $2,000,091 of CDE qualifying expenditures to incur before December 31, 2006 and $5,000,100 of CEE qualifying expenditures to incur before December 31, 2007, which will be renounced to the CDE and CEE flow-through share subscribers, respectively, effective December 31, 2006.  To June 30, 2006, the Corporation incurred $285,461 of eligible CDE expenditures.

Net Income

The Corporation recorded a net loss of $708,169, or $0.02 per basic and diluted share, for the two months ended June 30, 2006 compared to net income of $68,348, or $0.00 per basic and diluted share (retroactively adjusted to reflect the effect of the exchange of one Class A common share of the Corporation for two common shares of San Telmo upon amalgamation of Rolling Thunder and San Telmo Energy Ltd.), for the three months ended July 31, 2005.  The decrease was largely attributable to lower sales volumes and decreased natural gas prices for the quarter in 2006.  In addition, the Corporation recognized increased operating and transportation fees, G&A, interest, stock-based compensation expense and DD&A on a per boe basis compared to the three months ended July 31, 2005.

Funds from Operations

The terms “funds from operations” and “funds from operations per share” are non-GAAP measures and should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Corporation’s performance.  Funds from operations per share is calculated using the same weighted average basic and diluted number of shares outstanding used in the calculation of net income (loss) per share.  All references to funds from operations throughout this MD&A are based on cash flow before changes in non-cash working capital.

	Two months ended June 30, 2006	Three months ended July 31, 2005
Funds from operations	$ 282,504	$ 1,003,060
Add: Change in non-cash working capital	(716,436)	605,662
Cash provided by (used in) operating activities (GAAP financial measure)	$ (433,932)	$ 1,608,722

	Two months ended June 30, 2006	Three months ended July 31, 2005	Change
Funds from operations	$ 282,504	$ 1,003,060	(72%)
Per basic share	$ 0.01	$ 0.05	(82%)
Per diluted share	$ 0.01	$ 0.04	(82%)
Per boe	$ 15.90	$ 21.38	(26%)

Funds from operations decreased to $282,504 for the two months ended June 31, 2006 compared to $1,003,060 for the three months ended July 31, 2005.  The decrease is primarily due to the shorter reporting period and decreased sales volumes and natural gas commodity prices realized during the quarter compared to 2005.

CAPITAL EXPENDITURES

Capital Expenditures Summary	Two months ended June 30, 2006	Three months ended July 31, 2005
Land	$ 149,212	$ 155,384
Geological and geophysical	1,585,582	44,607
Drilling and completions	2,828,612	522,340
Tie-ins and facilities	58,097	286,397
	4,621,503	1,008,728

Office furniture and equipment	1,437	2,025
Total	$ 4,622,940	$ 1,010,753

Rolling Thunder’s capital expenditures for the two months ended June 30, 2006 were $4,622,940, an increase of 357% from $1,010,753 for the three months ended July 31, 2005.  The Corporation spent $145,816 on the acquisition of two sections of land in the Corporation’s core area of Teepee Creek and $1,585,582 related to a 2-D seismic program for the McLeod area and a 3-D seismic program for the Teepee Creek area.  Rolling Thunder incurred $2,057,016 on drilling activities related to the Teepee Creek 16-34, Teepee Creek 06-10, Teepee Creek 03-11 and Gordondale 102/14-22 wells, and incurred $771,596 on re-completion activities for the Gordondale 16-22 well, the completion of the Teepee Creek 16-34 well and the reactivation of the Teepee Creek 08-03 well.  In addition, $58,097 was spent on facility costs related to the construction of a battery at Teepee Creek 06-03.  Comparatively, during the three months ended July 31, 2005, $155,384 was spent on acquiring land at Gold Creek; $522,340 was spent on the drilling of one well at Gordondale and one well at Teepee Creek;  and $286,397 was spent on facility and equipping costs at Gordondale and Teepee Creek.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

Quarter ended,	June 30, 2006 (1)	April 30, 2006	January 31, 2006	October 31, 2005 (2)
Revenues, net of royalties	$ 733,733	$ 1,157,583	$ 1,786,413	$ 2,143,109
Net income (loss)	$ (708,169)	$(1,025,710)	$ 369,657	$ 676,555
Net income (loss)
Per share, basic (1)	$ (0.02)	$ (0.04)	$ 0.01	$ 0.03
Per share, diluted (1)	$ (0.02)	$ (0.04)	$ 0.01	$ 0.03

Quarter ended,	July 31, 2005	April 30, 2005	January 31, 2005	October 31, 2004
Revenues, net of royalties	$ 1,787,248	$ 1,539,318	$ 1,181,775	$ 594,272
Net income (loss)	$ 68,348	$ (310,601)	$ (471,207)	$ (656,442)
Net income (loss)
Per share, basic (1)	$ 0.00	$ (0.02)	$ (0.02)	$ (0.03)
Per share, diluted (1)	$ 0.00	$ (0.02)	$ (0.02)	$ (0.03)

(1)  Rolling Thunder changed its fiscal year-end to December 31 from April 30.  The two months ended June 30, 2006 represent the second quarter of the new fiscal year.

(2) For the quarter ended October 31, 2005  and quarters prior thereto, basic and diluted per share amounts have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares, upon amalgamation.

Identifiable trends in Rolling Thunder’s business in the past eight quarters reflect continuing exploration and development of petroleum and natural gas properties as well as increased prices of petroleum and natural gas sold by the Corporation from the second quarter of 2005 to the third quarter of 2006.

The decrease in revenues and net income in the fourth quarter of 2006 reflect lower average sales volumes compared to previous quarters as a result of third party compressor failures and production curtailments at McLeod, lost production resulting from the Teepee 04-10 well, which was shut-in in January 2006 and prior period adjustments from third party aggregators recorded in the fourth quarter of 2006.

The second quarter ending June 30, 2006 is discussed in detail throughout this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Liquidity risks arise from the use of liquid financial resources to meet the day-to-day funding requirements of the Corporation and in the management of assets and liabilities in order to maintain an optimal capital structure.  Rolling Thunder manages liquidity risk to meet its financial obligations and commitments in a cost effective manner and to fund growth and expansion opportunities that are recognized by the Corporation.

Sources and Uses of Cash

The Corporation believes that its access to debt and equity markets, unutilized bank credit facilities and funds generated from operations will provide it with sufficient liquidity and capital resources to fund existing operations and commitments, as well as expansion and development opportunities in 2006.  There is no assurance, however, that debt and equity financing will be available on terms acceptable to the Corporation to meet its capital requirements.

	June 30, 2006	April 30, 2006
Current assets	$ 6,643,233	$ 1,988,813
Current liabilities	$ 4,419,907	$ 4,409,751
Working capital surplus (deficiency)	$ 2,223,326	$ (2,420,938)
Current ratio	1.50	0.45

As at June 30, 2006, the Corporation had a working capital surplus of $2,223,326 compared to a working capital deficiency of $2,420,938 as at April 30, 2006.  The increased working capital position of the Corporation over the periods is primarily the result of a recently completed financing (see Note 8 of the accompanying unaudited interim consolidated financial statements for additional details) partially offset by decreased production cash flow and increased capital expenditures related to exploration and development activities of Rolling Thunder.

	Two months ended June 30, 2006	Three months ended July 31, 2005
Cash from (used in) operating activities	$ (433,932)	$ 1,608,722
Cash from financing activities	$ 8,107,861	$ 161,079
Cash from (used in) investing activities	$ (3,339,700)	$ (749,625)

Cash used in operating activities for the two months ended June 30, 2006 was affected by the following significant factors:

•

Decreased sales volumes as a result of third party imposed curtailments at McLeod and lost production at Teepee Creek; and

•

Decreased realized natural gas commodity prices.

Cash from financing activities for the two months ended June 30, 2006 was affected by the following significant items:

•

The private placement of 4,976,951 Class A common shares for net proceeds of $8,795,099; and

•

The exercise by option and warrant holders of 300,000 options and 15,000 warrants for total proceeds of $189,600.

Cash used in investing activities for the two months ended June 30, 2006 was affected by the following significant items:

•

Increased capital expenditures of $4,622,940.

Debt instruments	Total Amount	Amount Outstanding at June 30, 2006		Amount Available at June 30, 2006
Revolving operating demand bank loan	$ 7,000,000	$ (830,974)	(1)	$ 6,169,026
Non-revolving acquisition/development loan	3,000,000	-		3,000,000
Corporate credit card	25,000	-		25,000
	$10,025,000	$ (830,974)		$ 9,194,026

(1)  On June 7, 2006 the Corporation issued an irrevocable standby letter of credit to an industry partner in the amount of $830,974.

In May 2006, Rolling Thunder negotiated an increase of its revolving operating demand bank loan and non-revolving acquisition/development loan from $5,000,000 and $1,500,000 to $7,000,000 and $3,000,000, respectively (additional details of Rolling Thunder’s credit facilities are provided in Note 5 of the accompanying unaudited interim consolidated financial statements).

COMMITMENTS

As a result of its initial public offering in June 2005, the Corporation is committed to spend $9,000,000 by December 31, 2006 on expenditures that will qualify as CEE for income tax purposes.  To June 30, 2006, the Corporation incurred $7,979,162 of eligible expenditures.

Pursuant to the private placement on May 18, 2006 (see Note 8 of the accompanying unaudited interim consolidated financial statements), Rolling Thunder is committed to spend an additional $5,000,100 by December 31, 2007 on expenditures that will qualify as CEE and $2,000,091 by December 31, 2006 on expenditures that will qualify as CDE.  To June 30, 2006, the Corporation incurred $285,461 of eligible CDE expenditures.

The Corporation entered into a sublease for office space that runs from August 1, 2005 to December 28, 2006.  The estimated amount due under the sublease per year, including rent and estimated related operating expenses and taxes, is $32,031.

OUTSTANDING SHARE DATA

As at	August 17, 2006	June 30, 2006	April 30, 2006
Class A common shares	34,183,071	34,143,071	28,851,120
Class B common shares	810,000	810,000	810,000
Class A common share options	2,690,000	2,730,000	3,040,000
Class A common share warrants	-	-	650,000

OFF BALANCE SHEET ARRANGEMENTS

The Corporation is not party to any contractual arrangement, under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets.  The Corporation has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

TRANSACTIONS WITH RELATED PARTIES

The Corporation paid $20,340 related to gross overriding royalties to a private holding and geological services company that provided geological services to the Corporation, of which an officer and director of the Corporation is an officer and controlling shareholder.  This private holding and geological services company has a 3.0% GOR on the Teepee Creek, Boundary Lake and Gold Creek properties, a 2.0% GOR on the McLeod and Gordondale properties and a 1% GOR on the Mahaska property.

During the three months ended July 31, 2005 the Corporation paid directors’ fees of $22,500 to directors and/or companies controlled by directors of the Corporation; management fees of $32,490 to a director and officer of the Corporation; and rent of $3,600 to a company controlled by a director of the Corporation.

FINANCIAL INSTRUMENTS

Rolling Thunder does not have a set policy concerning financial instruments.  Management of Rolling Thunder may use financial instruments to reduce corporate risk in certain situations.  As of the date of this MD&A, the Corporation did not have any hedging commitments in place.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Rolling Thunder.  These risks are presented in the annual MD&A and AIF for the year ended April 30, 2006.  Management has determined that market, financial and counterparty risks remain substantially unchanged since April 30, 2006.

CRITICAL ACCOUNTING ESTIMATES

Rolling Thunder’s financial statements

 have been prepared in accordance with Canadian generally accepted accounting principles.  Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Rolling Thunder’s critical accounting estimates continue to be impairment of property, plant and equipment, depletion expense, asset retirement obligations, stock-based compensation and future income taxes.  For a full discussion of these critical accounting estimates, refer to the MD&A provided in Rolling Thunder’s 2006 Annual Report.

ROLLING THUNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

(Unaudited – Prepared by Management)	June 30, 2006	April 30, 2006

ASSETS
Current assets
Cash and cash equivalents (Note 3)	$ 4,345,270	$ 11,041
Accounts receivable and accrued receivables	1,763,709	1,407,030
Prepaid expenses and deposits	534,254	570,742
	6,643,233	1,988,813
Property, plant and equipment (Note 4)	17,525,507	13,236,246
	$ 24,168,740	$ 15,225,059
LIABILITIES
Current liabilities
Bank indebtedness (Note 5)	$ 260,921	$ 1,128,562
Accounts payable and accrued liabilities	4,158,986	3,281,189
	4,419,907	4,409,751
Future income taxes (Note 6)	409,600	702,800
Asset retirement obligations (Note 7)	498,387	385,441
	5,327,894	5,497,992

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	23,007,450	13,785,702
Contributed surplus (Note 9)	4,023,530	3,423,330
Deficit	(8,190,134)	(7,481,965)
	18,840,846	9,727,067
	$ 24,168,740	$ 15,225,059

Commitments (Note 12)

See accompanying notes to the interim consolidated financial statements.

Approved by the Board of Directors:

(signed) Keith Macdonald

(signed) Raymond Smith

Keith Macdonald

Raymond Smith

Chairman & Director

Director

ROLLING THUNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in Canadian dollars)

(Unaudited – Prepared by Management)	Two months ended June 30, 2006	Three months ended July 31, 2005

REVENUES
Oil and natural gas	$ 807,398	$ 2,337,738
Royalties	(123,014)	(550,490)
Other	49,349	-
	733,733	1,787,248
EXPENSES
Operating	170,647	312,326
Transportation	48,928	117,683
General and administrative	206,341	326,054
Interest	25,313	28,125
Stock-based compensation (Note 8)	600,200	427,250
Depletion, depreciation and accretion	446,624	507,462
	1,498,053	1,718,900
Income (loss) before taxes	(764,320)	68,348
Future income tax recovery (Note 6)	56,151	-
Net income (loss)	(708,169)	68,348
Deficit, beginning of period	(7,481,965)	(7,570,815)
Deficit, end of period	$ (8,190,134)	$ (7,502,467)
Net income (loss) per share (Note 10)
Basic	$ (0.02)	$ 0.00
Diluted	$ (0.02)	$ 0.00

See accompanying notes to the interim consolidated financial statements.

ROLLING THUNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

(Unaudited – Prepared by Management)	Two months ended June 30, 2006	Three months ended July 31, 2005

Cash provided by (used in):
Operating activities
Net income	$ (708,169)	$ 68,348
Items not involving cash:
Depletion, depreciation and accretion	446,624	507,462
Stock-based compensation	600,200	427,250
Future income tax recovery	(56,151)	-
	282,504	1,003,060
Change in non-cash working capital	(716,436)	605,662
	(433,932)	1,608,722

Financing activities
Increase (decrease) in bank indebtedness	(867,641)	175,894
Issue of Class A common shares (Note 8)	9,500,181	-
Share issue costs (Note 8)	(705,082)	-
Cash received on exercise of options and warrants (Note 8)	189,600	-
Change in non-cash working capital	(9,197)	(14,815)
	8,107,861	161,079
Investing activities
Expenditures on property, plant and equipment	(4,622,940)	(1,010,753)
Change in non-cash working capital	1,283,240	261,128
	(3,339,700)	(749,625)
Increase (decrease) in cash	4,334,229	1,020,176
Cash and cash equivalents, beginning of period	11,041	58,474
Cash and cash equivalents, end of period	$ 4,345,270	$ 1,078,650

Supplemental cash flow information:

Interest paid	$ 4,512	$ 27,827
Interest received	$ 30,803	$ -

See accompanying notes to the interim consolidated financial statements.

ROLLING THUNDER EXPLORATION LTD.

(Formerly San Telmo Energy Ltd.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the two months ended June 30, 2006 and the three months ended July 31, 2005

(Unaudited)

1.

     NATURE OF BUSINESS

On January 12, 2006 Rolling Thunder Exploration Ltd. (“ROL”) completed an amalgamation with San Telmo Energy Ltd. (“STU”), a public junior oil and gas exploration company.   STU was deemed the acquiring entity in the transaction.  The amalgamated entity is a continuation of STU and continues operations under the name of Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”).  The Corporation’s Class A and Class B common shares are trading on the TSX Venture Exchange (“TSX-V”).  In addition, the Class A common shares are also quoted on the Pink Sheets.  The Corporation is engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves in western Canada.

2.

    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Rolling Thunder have been prepared by management in accordance with Canadian generally accepted accounting principles.  The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended April 30, 2006.  The following disclosure is incremental to the disclosure included in the audited annual financial statements.  These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Corporation’s annual report for the year ended April 30, 2006.

On January 12, 2006, the Corporation dissolved its wholly-owned subsidiary, San Telmo Energy Inc.  Prior to the dissolution, the consolidated financial statements included the accounts of San Telmo Energy Ltd. and its wholly-owned subsidiary, San Telmo Energy Inc.  All inter-entity transactions have been eliminated.  Certain comparative figures have been reclassified to conform with current period presentation.

3.

CASH AND CASH EQUIVALENTS

	June 30, 2006	April 30, 2006
Cash on hand and with banks	$ -	$ 11,041
Short-term investments	4,345,270	-
	$ 4,345,270	$ 11,041

4.

PROPERTY, PLANT AND EQUIPMENT

June 30, 2006
Accumulated
		depletion and	Net book
	Cost	depreciation	value
Petroleum and natural gas properties and equipment	$ 23,611,432	$ 6,137,008	$ 17,474,424
Office equipment and leasehold improvements	66,296	15,213	51,083
	$ 23,677,728	$ 6,152,221	$ 17,525,507

April 30, 2006
Accumulated
		depletion and	Net book
	Cost	depreciation	Value
Petroleum and natural gas properties and equipment	$ 18,880,842	$ 5,697,393	$ 13,183,449
Office equipment and leasehold improvements	64,859	12,062	52,797
	$ 18,945,700	$ 5,709,455	$ 13,236,246

At June 30, 2006, the cost of unproved properties of $3,544,771 (July 31, 2005 - $1,002,597) and salvage values of approximately $300,000 (July 31, 2005 - $230,000) were excluded from petroleum and natural gas properties and equipment for the purposes of calculating depletion. Future development costs totaling $7,981,700 (July 31, 2005 - $1,975,400) were included in the calculation of depletion.

5.

BANK INDEBTEDNESS

	June 30, 2006	April 30, 2006
Cheques issued in excess of funds on hand	$ 260,921	$ 178,562
Revolving operating demand bank loan	-	950,000
	$ 260,921	$ 1,128,562

The Corporation has a revolving operating demand bank loan of up to $7,000,000.  The loan bears interest at the National Bank of Canada prime rate plus 0.5% per annum with interest only payments paid monthly.  The Corporation has a non-revolving acquisition/development demand loan of up to $3,000,000 repayable monthly over the half-life of the reserves being financed, including interest at the National Bank of Canada prime rate plus 0.75%.  In addition, the Corporation has a corporate credit card with a limit of $25,000.  As at June 30, 2006, the revolving operating demand loan, the acquisition/development loan and the corporate credit card were unutilized.  As at April 30, 2006, the acquisition/development loan and corporate credit card were unutilized.

These facilities are secured by a General Security Agreement and by a $20,000,000 debenture with a floating charge over all assets of the Corporation with a negative pledge and undertaking to provide fixed charges on the Corporation’s major producing properties at the request of the bank.  Additional security includes the assignment/endorsement by the Corporation of all risk insurance, revenues and monies under material contracts, if applicable.

On June 7, 2006, the Corporation issued an irrevocable standby letter of credit to an industry partner in the amount of $830,974.

6.

INCOME TAXES

The income tax provision is calculated by applying Canadian federal and provincial statutory tax rate to pre-tax income (loss) with adjustments as set out in the following table:

	June 30, 2006

Income (loss) before income taxes	-	$ (708,169)
Statutory combined federal and provincial tax rate		34.62%
Computed income tax provision		(264,607)
Increase (decrease) in income taxes resulting from:
Provincial royalties and other levies	-	4,339
Resource allowance		(7,845)
Stock-based compensation		207,789
Change in statutory tax rates		3,158
Other		1,015
Change in valuation allowance		-
Income tax expense (recovery)		$ (56,151)

The components of the net future income tax liability at June 30, 2006 and April 30, 2006 were as follows:

	June 30, 2006	April 30, 2006
Future income tax assets:
Non-capital loss carry-forwards	$ 1,398,900	$ 1,408,000
Asset retirement obligations	167,600	129,600
Share issue costs	481,700	262,300
Amalgamation costs	61,400	62,100
	2,109,600	1,862,000

Future income tax liabilities:
Carrying amount of property, plant and equipment in excess of tax bases	(2,519,200)	(2,564,800)
Net future income tax asset liability	$ (409,600)	$ (702,800)

7.

ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in asset retirement obligations for the period:

	June 30, 2006	April 30, 2006
Asset retirement obligations, beginning of year	$ 385,441	$ 172,662
Changes in liabilities during the year related to:
Acquisitions	-	42,200
Additions	109,088	166,189
Accretion expense	3,858	4,390
Asset retirement obligations, end of year	$ 498,387	$ 385,441

The undiscounted amount of the estimated future cash flows required to settle the obligations as at June 30, 2006 was $684,897 (April 30, 2006 - $489,176).  These obligations will be settled at the end of the useful lives of the underlying assets, which is estimated to be incurred between 2006 and 2016.  The majority of these costs will be incurred between 2011 and 2016.  The estimated future cash flows have been calculate using an inflation rate of 2.00% and discounted at a weighted average credit-adjusted risk-free rate of 8.26% (April 30, 2006 – 8.0%).

8.

SHARE CAPITAL

 (a)

  Issued and outstanding

Class A common shares issued and outstanding	Number	Amount
Common share balance, April 30, 2005	44,768,502	$ 10,414,878
Conversion of common shares to preferred shares	8,333,333	(5,000,000)
	36,435,169	5,414,878
Exchange of one Class A common share for two common shares of STU(1)	(18,217,599)	-
	18,217,570	5,414,878
Issued on acquisition of ROL	10,820,000	11,552,842
Issued for cash on exercise of warrants	160,000	262,400
Shares cancelled on amalgamation	(346,450)	(198,585)
Amalgamation costs	-	(323,117)
Tax effect of amalgamation costs	-	94,984
Tax effect of flow-through shares issued in 2005	-	(3,025,800)
Class A common share balance, April 30, 2006	28,851,120	13,777,602
Issued pursuant to private placement	4,976,951	9,500,181
Share issue costs	-	(705,082)
Tax effect of share issue costs	-	237,049
Issued for cash on exercise of warrants	15,000	24,600
Issued for cash on exercise of options	300,000	165,000
Class A common share balance, June 30, 2006	34,143,071	$ 22,999,350

(1)  14 Class A common shares were retired upon amalgamation.

Class B common shares issued and outstanding	Number	Amount
Balance, April 30, 2005	-	$ -
Issued on acquisition of ROL	810,000	8,100
Balance, April 30, 2006 and June 30, 2006	810,000	$ 8,100

Preferred shares issued and outstanding	Number	Amount
Balance, April 30, 2005	-	$ -
Issued on amalgamation	8,333,333	5,000,000
Repurchased and cancelled	(8,333,333)	(5,000,000)
Balance, April 30, 2006 and June 30, 2006	-	$ -

Total share capital, June 30, 2006	$ 23,007,450

On May 18, 2006, the Corporation closed a private placement of 1,497,000 Class A common  shares at a price of $1.67 per Class A common share; 1,098,951 Class A common shares issued on a flow-through basis eligible for renunciation of Canadian Development Expenses (the “CDE Flow-Through Shares”) at a price of $1.82 per CDE Flow-Through Share; and 2,381,000 Class A Shares issued on a flow-through basis eligible for renunciation of Canadian Exploration Expenses (the “CEE Flow-Through Shares”) at a price of $2.10 per CEE Flow-Through Share, for total gross proceeds of $9,500,181.  The Corporation has $2,000,091 of CDE qualifying expenditures to incur before December 31, 2006 and $5,000,100 of CEE qualifying expenditures to incur before December 31, 2007, which will be renounced to the CDE and CEE flow-through share subscribers respectively effective December 31, 2006.  Total costs related to the private placement were $705,082.  A future income tax benefit of $$237,049 was recognized as a decrease to future income tax liability and a corresponding increase to share capital.

(b)

Shares in escrow

At June 30, 2005, 4,000,000 Class A common shares were held in escrow pursuant to the requirements of National Policy 46-201 “Escrow for Initial Public Offerings”.  Ten percent of these shares were released from escrow July 8, 2005 and 15% were released on January 8, 2006.  At June 30, 2006, a total of 3,000,000 Class A common shares remained in escrow.  These shares will be released in 15% tranches during consecutive six month intervals, the last release scheduled for July 8, 2008.

(c)

  Stock options

The following table summarizes information about the Corporation’s stock options:

Class A common share stock options	Options Outstanding
	Number of options	Weighted average exercise price
Stock options outstanding, April 30, 2006	3,040,000	$ 1.26
Granted	1,370,000	1.60
Exercised	(300,000)	(0.55)
Expired	(1,380,000)	(1.69)
Stock option outstanding, June 30, 2006	2,730,000	$ 1.29
Exercisable, June 30, 2006	1,366,667	$ 1.18

A summary of the outstanding stock options as at June 30, 2006 is as follows:

	Options Outstanding		Options Exercisable
Exercise Price	Number outstanding at June 30, 2006	Weighted average remaining contractual life (years)	Number exercisable at June 30, 2006
$0.75	115,000	4.75	-
$1.00	1,185,000	2.54	955,000
$1.05	36,667	1.23	23,334
$1.20	23,333	0.08	23,333
$1.32	275,000	5.00	-
$1.67	1,095,000	4.83	365,000
$0.75 - $1.67	2,730,000	3.76	1,366,667

Stock-based compensation

The fair value of each option granted was estimated on the date of grant using the Black-Scholes Option Pricing Model to calculate stock-based compensation expense for the options granted during the period ended June 30, 2006.  The following weighted average assumptions were used for grants in the period ended June 30, 2006: zero dividend yield; expected volatility of 104%, risk-free interest rate of 4.38%; and an expected life of five years.  The weighted average fair value of options granted during the two month period ended June 30, 2006 was $1.25 (during the three month period ended July 31, 2005 no options were granted).

The Corporation recognized stock-based compensation expense of $600,200 for the two month period ended June 30, 2006 (three months ended July 31, 2005 - $427,250) which decreased net income/increased net loss by $600,200 for the period (three months ended July 31, 2005 - $427,250) with a corresponding charge to contributed surplus.

(d)

Share purchase warrants

Class A common share stock warrants	Warrants Outstanding
	Number of warrants	Weighted average exercise price
Warrants outstanding, April 30, 2006	650,000	$ 1.64
Exercised	(15,000)	(1.64)
Expired	(635,000)	(1.64)
Warrants outstanding, June 30, 2006	-	$ -

Each warrant entitled the holder thereof the right to acquire one Class A common share for each warrant held.

9.

CONTRIBUTED SURPLUS

	June 30, 2006	April 30, 2006
Contributed surplus balance, beginning of period	$ 3,423,330	$ 2,536,500
Stock-based compensation	600,200	1,103,985
Transferred to share capital on exercise of options	-	-
Cancellation of Class A common shares	-	(217,155)
Contributed surplus, end of period	$ 4,023,530	$ 3,423,330

10.

  PER SHARE AMOUNTS

A reconciliation of net income (loss) per share is summarized as follows

For the two month period ended June 30, 2006
	Net loss	Weighted average shares outstanding	Per share
Class A shares		32,710,314
Class A shares on deemed conversion of Class B shares		4,956,859
Basic and diluted – Class A	$ (708,169)	37,667,173	$ (0.019)

For the calculation of weighted average number of diluted shares outstanding for the two months ended June 30, 2006, 2,730,000 options were excluded as they were determined to be anti-dilutive.

	Net income	Weighted average shares outstanding	Per share
Common shares - basic	$ 68,438	22,384,251	$ 0.003
Dilutive effect of stock options		202,230
Common shares - diluted	$ 68,438	22,586,481	$ 0.003

For the calculation of weighted average number of diluted shares outstanding for the three months ended July 31, 2005, 1,550,000 options and 1,005,368 warrants (after the effect of the exchange of one Class A common share of the Corporation for two common shares of STU upon amalgamation) were excluded as they were determined to be anti-dilutive for the period.

Comparative July 31, 2005 weighted average shares outstanding and per share amounts have been retroactively adjusted to reflect the effect of the exchange of one Class A common share of the Corporation for two common shares of STU upon amalgamation.

11.

RELATED PARTY TRANSACTIONS

During the two months ended June 30, 2006 the Corporation paid $20,340 related to gross overriding royalties to a private holding and geological services company that provided geological services to the Corporation, of which an officer and director of the Corporation is an officer and controlling shareholder.  This private holding and geological services company has a 3.0% GOR on the Teepee Creek, Boundary Lake and Gold Creek properties, a 2.0% GOR on the McLeod and Gordondale properties and a 1% GOR on the Mahaska property.

During the three months ended July 31, 2005 the Corporation paid directors’ fees of $22,500 to directors and/or companies controlled by directors of the Corporation; management fees of $32,490 to a director and officer of the Corporation; and rent of $3,600 to a company controlled by a director of the Corporation.

These transactions were in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.

COMMITMENTS

The Corporation is committed to spend $9,000,000 by December 31, 2006 on expenditures that will qualify as Canadian Exploration Expense (CEE) for income tax purposes.  To June 30, 2006, the Corporation incurred $7,979,162 of eligible expenditures.

Pursuant to the private placement on May 18, 2006 (see Note 8), Rolling Thunder is committed to spend an additional $5,000,100 by December 31, 2007 on expenditures that will qualify as CEE and $2,000,091 by December 31, 2006 on expenditures that will qualify as Canadian Development Expenses (CDE). To June 30, 2006, the Corporation incurred $285,461 of eligible CDE expenditures.

The Corporation entered into a sublease for office space that runs from August 1, 2005 to December 28, 2006.  The estimated amount due under the sublease per year, including rent and estimated related operating expenses and taxes, is $32,031.

CORPORATE INFORMATION

BOARD OF DIRECTORS	MANAGEMENT TEAM
Brian Bass (1) (2) (3)	Peter Bolton
Independent Businessman	President & CEO
Member, Board of Governors
University of Calgary	Ken Ellison
VP Exploration & COO
Peter Bolton (3)
President & CEO	Steven Farner
Rolling Thunder Exploration Ltd.	Manager of Geophysics

Keith Macdonald (1) (2) (4)	Andy Potter
President	VP Engineering
Bamako Investment Management Ltd.
Kamelia Wong
Raymond Smith (1) (2) (3)	CFO & Corporate Secretary
Chairman
Cork Exploration Ltd.	BANKERS
National Bank of Canada
(1) Member of Audit Committee	Calgary, Alberta
(2) Member of Compensation Committee
(3) Member of Reserves & Environment Committee	AUDITORS (CANADA)
(4) Chairman of the Board	Hudson & Company LLP
Calgary, Alberta

STOCK EXCHANGE LISTING	AUDITORS (U.S.)
TSX Venture Exchange	Whitley Penn
Trading Symbol	Fort Worth, Texas
Class A – ROL.A
Class B – ROL.B	SOLICITORS (CANADA)
Bennett Jones LLP
Pink Sheets	Calgary, Alberta
Quotation Symbol
Class A – RTHXF	REGULATORY CONSULTANTS (U.S.)
A.B. Korelin & Associates
Mercer Island, Washington
EXECUTIVE OFFICES
Suite 1130, 144 - 4th Ave. SW	REGISTRAR & TRANSFER AGENT
Calgary, Alberta, Canada	Olympia Trust Company
T2P 3N4	Calgary, Alberta
Telephone: (403) 532-6220
Facsimile: (403) 262-0229	INDEPENDENT EVALUATORS
www.rollingthunderexploration.com	AJM Petroleum Consultants
Calgary, Alberta

DEFINITIONS

bbl barrels	mboe thousand barrels of oil equivalent
bcf billion cubic feet	mcf thousand cubic feet
mbbls thousand barrels	mmcf million cubic feet
boe barrels of oil equivalent (6 mcf = 1 barrel of oil equivalent)	NGL natural gas liquids /d per day